UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On or about May 30, 2025, LogProstyle, Inc. (the “Company”) released a Notice of Convocation (the “Notice”) of the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, June 30, 2025 at 9:00 a.m. (Eastern Time)/ 10:00 p.m. (Japan Standard Time), in Tokyo, Japan, for the following purpose, as more fully described in the Notice:

Matters to be Reported:

Business Report for the 8th Fiscal Year (From April 1, 2024 to March 31, 2025)

Matters to be Resolved:

Proposal No. 1:	Approval of the Non-Consolidated Financial Statements for the 8th Fiscal Year (From April 1, 2024 to March 31, 2025)
Proposal No. 2:	Amendments to the Articles of Incorporation
Proposal No. 3:	Election of Ten (10) Directors
Proposal No. 4:	Election of Accounting Auditor
Proposal No. 5:	Approval of Dividend
Proposal No. 6:	Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, which includes, among other things, non-consolidated Financial Statements for the 8th Fiscal Year prepared in accordance with Japanese generally accepted accounting principles, a Business Report for the 8th Fiscal Year, information with respect to the directors proposed for election, and a proposed dividend.

Also on or about May 30, 2025, the Company released a proxy card and voting instruction (the “Proxy Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Proxy Card.

EXHIBIT INDEX

Exhibit No	Description
99.1	Notice of Convocation of the 8th Annual General Meeting of Shareholders
99.2	Proxy Card and Voting Instructions for Holders of Common Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director

Date: June 3, 2025